Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—FEBRUARY 2003

Series	* 1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	8.13%
Less: Coupon	1.43%
Servicing Fee	0.72%
Net Credit Losses	4.12%
Excess Spread:
February-03	1.86%
January-03	2.73%
December-02	3.91%
Three month Average Excess Spread	2.83%

Delinquencies:
30 to 59 Days	1.76%
60 to 89 Days	1.24%
90 + Days	2.47%
Total	5.47%

Payment Rate:	8.65%